Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total Launches Development of Nigeria’s Deep Offshore Akpo Field

Paris, May 2, 2005 – State-owned Nigerian National Petroleum Corporation (NNPC) has authorized Total, as operator, to begin developing the offshore Akpo field on the Oil Mining License (OML) 130, Nigeria. Total holds a 24% interest in the OML 130, alongside NNPC, Petrobras and Sapetro.

Discovered in 2000, the Akpo gas and condensate field is located around 200 kilometers offshore Port Harcourt in water depths ranging from 1,100 to 1,700 meters.

The field development plan calls for 22 producing wells, 20 water injection wells and two gas injection wells, tied back to a floating production, storage and offloading (FPSO) vessel with a storage capacity of 2 million barrels.

Akpo will come on stream in late 2008 and is expected to quickly reach peak production of 225,000 barrels of oil equivalent per day, of which nearly 80% condensate. The condensate will be exported via a buoy located 2 kilometers from the FPSO, while the gas will be piped 150 kilometers to the Amenam/Kpono platforms, from where it will be sent to the Bonny liquefaction plant.

“This latest major development project confirms Total’s commitment to pursuing our growth strategy in Nigeria and developing the country’s oil and gas industry. The development of Akpo is a further demonstration of our ability to meet the technological challenges of the deep offshore,” said Christophe de Margerie, Total’s President, Exploration & Production.

Africa is Total’s leading growth region, accounting for production of 813,000 barrels of oil equivalent per day in 2004, of which 271,000 in Nigeria, a key contributor to the Group’s strategy to strengthen its presence in the deep offshore Gulf of Guinea.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com